SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ChemoCentryx, Inc.

(Name of Issuer)

Common Stock, par value $0.001 Per Share

(Title of Class of Securities)

16383L106

(CUSIP Number)

Dr. Oliver P. Kronenberg

Group General Counsel

Vifor Pharma Management Ltd.

Flughofstrasse 61, CH-8152, Glattbrugg, Switzerland

+41.58.851.80.00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16383L106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Vifor (International) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,950,412 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,950,412 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,950,412 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 16383L106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Vifor Fresenius Medical Care Renal Pharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,333,333 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,333,333 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,333,333 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 16383L106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Vifor Pharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,283,745 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,283,745 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,283,745 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Beneficial ownership of the common stock referred to herein is being reported solely because Vifor Pharma Ltd. may be deemed to beneficially own such shares as a result of its indirect ownership of 100% of the equity interests of Vifor (International) Ltd. and 55% of the equity interests of Vifor Fresenius Medical Care Renal Pharma Ltd. Neither the filing of this Amendment No. 2 on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Vifor Pharma Ltd. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

Based on 67,772,661 shares of Common Stock outstanding as of June 15, 2020, based on the disclosure in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on June 11, 2020.

CUSIP No. 16383L106	SCHEDULE 13D/A

Preliminary Note

This Amendment No. 2 (this “Amendment”), amends and supplements the Schedule 13D (the “Initial Schedule 13D”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2018 by each of Vifor (International) Ltd., an entity formed under the laws of Switzerland (“Vifor (International)”), Vifor Fresenius Medical Care Renal Pharma Ltd., an entity formed under the laws of Switzerland (“VFMCRP” and, together with Vifor (International), “Investors”), and Vifor Pharma Ltd., an entity formed under the laws of Switzerland (“Vifor Pharma” and, together with Investors, the “Reporting Persons”), as amended and supplemented by Amendment No. 1 to the Initial Schedule 13D filed with the SEC on July 16, 2020 by each of the Reporting Persons (the Initial Schedule 13D, as so amended and supplemented, the “Schedule 13D”), relating to the shares of common stock, par value $0.001 (“Common Stock”), of ChemoCentryx, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by amending and restating the first sentence of the first paragraph thereof to read as follows:

As described above, Investors own an aggregate of 9,283,745 shares of Common Stock of the Issuer, which constitutes approximately 13.7% of the issued and outstanding Common Stock of the Issuer (as determined on the basis described in Item 4).

Item 5 is hereby supplemented by adding the following to the table contained therein:

Reporting Person	Date of Transaction	Number of Shares Acquired (A) or Disposed (D) of		Price per Share
VIFOR (INTERNATIONAL) LTD.	July 15, 2020	22,313	(D)	$58.6488	(28)
VIFOR (INTERNATIONAL) LTD.	July 15, 2020	63,985	(D)	$59.4255	(29)
VIFOR (INTERNATIONAL) LTD.	July 16, 2020	27,340	(D)	$56.0267	(30)
VIFOR (INTERNATIONAL) LTD.	July 16, 2020	20,801	(D)	$56.767	(31)
VIFOR (INTERNATIONAL) LTD.	July 16, 2020	18,888	(D)	$57.9888	(32)
VIFOR (INTERNATIONAL) LTD.	July 16, 2020	6,471	(D)	$58.5486	(33)
VIFOR (INTERNATIONAL) LTD.	July 17, 2020	25,577	(D)	$55.2276	(34)
VIFOR (INTERNATIONAL) LTD.	July 17, 2020	22,196	(D)	$56.5812	(35)
VIFOR (INTERNATIONAL) LTD.	July 17, 2020	117	(D)	$57.0329	(36)
VIFOR (INTERNATIONAL) LTD.	July 20, 2020	17,002	(D)	$55.7031	(37)
VIFOR (INTERNATIONAL) LTD.	July 20, 2020	37,596	(D)	$56.1759	(38)
VIFOR (INTERNATIONAL) LTD.	July 21, 2020	81,266	(D)	$55.4433	(39)
VIFOR (INTERNATIONAL) LTD.	July 21, 2020	6,263	(D)	$56.1994	(40)
VIFOR (INTERNATIONAL) LTD.	July 22, 2020	49,028	(D)	$55.4529	(41)
VIFOR (INTERNATIONAL) LTD.	July 22, 2020	23,441	(D)	$55.8476	(42)
VIFOR (INTERNATIONAL) LTD.	July 23, 2020	22,148	(D)	$53.5417	(43)
VIFOR (INTERNATIONAL) LTD.	July 23, 2020	5,452	(D)	$54.5038	(44)

CUSIP No. 16383L106	SCHEDULE 13D/A

VIFOR (INTERNATIONAL) LTD.	July 23, 2020	6,055	(D)	$55.7775	(45)
VIFOR (INTERNATIONAL) LTD.	July 23, 2020	900	(D)	$56.1861	(46)
VIFOR (INTERNATIONAL) LTD.	July 24, 2020	15,689	(D)	$52.3145	(47)
VIFOR (INTERNATIONAL) LTD.	July 24, 2020	9,961	(D)	$52.8606	(48)
VIFOR (INTERNATIONAL) LTD.	July 24, 2020	400	(D)	$53.575	(49)
VIFOR (INTERNATIONAL) LTD.	July 27, 2020	23,446	(D)	$53.1657	(50)
VIFOR (INTERNATIONAL) LTD.	July 27, 2020	10,790	(D)	$53.6564	(51)
VIFOR (INTERNATIONAL) LTD.	July 28, 2020	33,370	(D)	$53.3779	(52)
VIFOR (INTERNATIONAL) LTD.	July 28, 2020	6,790	(D)	$54.1821	(53)
VIFOR (INTERNATIONAL) LTD.	July 29, 2020	9,328	(D)	$51.5141	(54)
VIFOR (INTERNATIONAL) LTD.	July 29, 2020	76,321	(D)	$52.6901	(55)
VIFOR (INTERNATIONAL) LTD.	July 29, 2020	2,363	(D)	$53.1505	(56)
VIFOR (INTERNATIONAL) LTD.	July 30, 2020	1,156	(D)	$53.3672	(57)
VIFOR (INTERNATIONAL) LTD.	July 30, 2020	24,458	(D)	$54.4343	(58)
VIFOR (INTERNATIONAL) LTD.	July 30, 2020	22,467	(D)	$54.8486	(59)

(28)	The transaction was executed in multiple trades as prices ranging from $57.97 to $58.96, inclusive.
(29)	The transaction was executed in multiple trades as prices ranging from $58.97 to $59.85, inclusive.
(30)	The transaction was executed in multiple trades as prices ranging from $55.43 to $56.42, inclusive.
(31)	The transaction was executed in multiple trades as prices ranging from $56.43 to $57.42, inclusive.
(32)	The transaction was executed in multiple trades as prices ranging from $57.43 to $58.42, inclusive.
(33)	The transaction was executed in multiple trades as prices ranging from $58.43 to $58.93, inclusive.
(34)	The transaction was executed in multiple trades as prices ranging from $55.01 to $55.99, inclusive.
(35)	The transaction was executed in multiple trades as prices ranging from $56.02 to $57.01, inclusive.
(36)	The transaction was executed in multiple trades as prices ranging from $57.03 to $57.05, inclusive.
(37)	The transaction was executed in multiple trades as prices ranging from $55.01 to $56.00, inclusive.
(38)	The transaction was executed in multiple trades as prices ranging from $56.01 to $56.46, inclusive.
(39)	The transaction was executed in multiple trades as prices ranging from $55.01 to $56.00, inclusive.
(40)	The transaction was executed in multiple trades as prices ranging from $56.01 to $56.69, inclusive.
(41)	The transaction was executed in multiple trades as prices ranging from $54.73 to $55.72, inclusive.
(42)	The transaction was executed in multiple trades as prices ranging from $55.73 to $56.07, inclusive.
(43)	The transaction was executed in multiple trades as prices ranging from $53.12 to $54.06, inclusive.
(44)	The transaction was executed in multiple trades as prices ranging from $54.12 to $55.05, inclusive.
(45)	The transaction was executed in multiple trades as prices ranging from $55.14 to $56.12, inclusive.
(46)	The transaction was executed in multiple trades as prices ranging from $56.14 to $56.28, inclusive.
(47)	The transaction was executed in multiple trades as prices ranging from $51.55 to $52.545, inclusive.
(48)	The transaction was executed in multiple trades as prices ranging from $52.55 to $53.48, inclusive.
(49)	The transaction was executed in multiple trades as prices ranging from $53.57 to $53.58, inclusive.
(50)	The transaction was executed in multiple trades as prices ranging from $52.49 to $53.48, inclusive.
(51)	The transaction was executed in multiple trades as prices ranging from $53.51 to $53.91, inclusive.
(52)	The transaction was executed in multiple trades as prices ranging from $52.97 to $53.88, inclusive.
(53)	The transaction was executed in multiple trades as prices ranging from $54.00 to $54.29, inclusive.
(54)	The transaction was executed in multiple trades as prices ranging from $51.08 to $52.05, inclusive.
(55)	The transaction was executed in multiple trades as prices ranging from $52.11 to $53.09, inclusive.

CUSIP No. 16383L106	SCHEDULE 13D/A

(56)	The transaction was executed in multiple trades as prices ranging from $53.11 to $53.40, inclusive.
(57)	The transaction was executed in multiple trades as prices ranging from $52.63 to $53.60, inclusive.
(58)	The transaction was executed in multiple trades as prices ranging from $53.64 to $54.63, inclusive.
(59)	The transaction was executed in multiple trades as prices ranging from $54.64 to $55.34, inclusive.

CUSIP No. 16383L106	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIFOR (INTERNATIONAL) LTD.

Dated: July 31, 2020	By:	/s/ Georg Frey
Name: Georg Frey Title: Head Legal Corporate

	By:	/s/ Markus Frenzen
Name: Markus Frenzen Title: Group Treasurer

VIFOR FRESENIUS MEDICAL CARE RENAL PHARMA LTD.

Dated: July 31, 2020	By:	/s/ Georg Frey
Name: Georg Frey Title: Head Legal Corporate

	By:	/s/ Markus Frenzen
Name: Markus Frenzen Title: Group Treasurer

VIFOR PHARMA LTD.

Dated: July 31, 2020	By:	/s/ Georg Frey
Name: Georg Frey Title: Head Legal Corporate

	By:	/s/ Markus Frenzen
Name: Markus Frenzen Title: Group Treasurer